FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 6, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On December 6, 2007, Biomira Inc. (“Biomira”) filed with the System for Electronic Document Analysis and Retrieval in Canada (“SEDAR”) a Material Change Report related to the announcement that Biomira’s shareholders have approved a plan of arrangement under which the Company will move to the United States and change its name to Oncothyreon Inc.  A copy of the Material Change Report is attached to this report as Exhibit 1.

On December 6, 2007, Biomira filed with SEDAR a Material Change Report related to the announcement that the Alberta Court of Queen’s Bench issued a Final Order approving the plan of arrangement under which Biomira will move to the United States and change its name to Oncothyreon Inc.  A copy of the Material Change Report is attached to this report as Exhibit 2.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Material Change Report dated December 6, 2007.

2	Material Change Report dated December 6, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: December 6, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer